UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number: 001-15102

Embraer — Empresa Brasileira de Aeronáutica S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the websites cited on this report on Form 6-K is not incorporated by reference in the referred registration statement on Form F-3.

EMBRAER RELEASES THIRD QUARTER 2010 RESULTS IN US GAAP

HIGHLIGHTS:

•

Embraer’s jet deliveries totaled 44 aircraft in the 3rd quarter 2010 (3Q10). As a result, Net sales for the period were US$ 1,042.6 million and, due to gains in productivity, Gross margin reached 22.1%;

•	3Q10 EBIT[1] and EBITDA[2] margins were 6.0% and 7.7% respectively, bringing the year-to-date EBIT margin to 7.3%, above current annual guidance;

•	3Q10 Net income attributable to Embraer and Earnings per ADS totaled US$ 98.5 million and US$ 0.5443, respectively, compared to US$ 57.7 million and US$ 0.3189 in 3Q09;

•	Firm order backlog remained stable at US$ 15.3 billion, as a result of improved order environment, mainly in commercial aviation;

•	Solid Net cash position of US$ 623.8 million, in 3Q10, compared to US$ 658.7 million in 2Q10.

MAIN FINANCIAL INDICATORS:

in million of U.S dollars, except % and per share data
USGAAP	2Q10	3Q09	3Q10	YTD10
Net Sales	1,354.3	1,246.0	1,042.6	3,387.1
EBIT	125.7	68.0	62.7	245.8
EBIT Margin %	9.3%	5.5%	6.0%	7.3%
EBITDA	138.6	89.9	80.1	298.6
EBITDA Margin %	10.2%	7.2%	7.7%	8.8%
Net income attributable to Embraer	70.3	57.7	98.5	204.1
Earnings per share - ADS basic (US$)	0.3884	0.3189	0.5443	1.1278
Net Cash	658.7	71.4	623.8	623.8

GUIDANCE REVISION

•	The Company is revising its 2010 EBIT and EBIT margin Guidance from US$ 340 million and 6.5% to US$ 380 million and 7.25%, respectively;

•	As a result, the Company is also revising its EBITDA and EBITDA margin projections from US$ 420 million and 8% to US$ 460 million and 8.75%, respectively.

[1]	EBIT is a non-GAAP measure and represents the income from operations as presented in Embraer’s Income Statement and EBIT margin is equal to EBIT divided by Net Sales.
[2]	EBITDA is a non-GAAP measure. For more detailed information please refer to page 8.

São José dos Campos, October 28, 2010 - (BM&FBOVESPA: EMBR3, NYSE: ERJ) The Company’s operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States Dollars (US$) in accordance with US GAAP. The financial data presented in this document as of and for the quarters ended September 30, 2009 (3Q09), June 30, 2010 (2Q10) and September 30, 2010 (3Q10), are derived from the unaudited financial statements, except where otherwise stated. For 3Q10, Embraer is also posting its selected financial information in IFRS in this earnings release.

NET SALES AND GROSS MARGIN

Embraer delivered a total of 44 aircraft in 3Q10, for an accumulated total of 154 aircraft delivered through the first nine months of 2010 (9M10). As a result, annual accumulated Net sales through 9M10 totaled US$ 3,387.1 million. The product mix of the third quarter, in addition to the Company’s ongoing efforts to improve productivity and efficiency, positively impacted gross results. Along this line, Embraer’s Gross margin was 22.1% for 3Q10 compared to 18.8% in 3Q09. This marks the third consecutive quarter in which the Company has achieved gross margin results above 20%. Following the certification of the Legacy 650, the majority of deliveries of Legacy aircraft is scheduled to take place during the 4th quarter (4Q10). Considering this and coupled with projected revenues from all segments, Embraer expects to meet its 2010 Net sales guidance.

EBIT

The 3Q10 EBIT and EBIT margin were US$ 62.7 million and 6.0%, respectively. Through 9M10, the accumulated Operating margin was 7.3%, which is in line with the Company’s revised guidance. The Company continues to place significant focus on controlling its expenses and, as a result, year-to-date operating expenses through 9M10 were US$ 489.9 million, which is US$ 20.1 million less than for the same period in 2009, despite a stronger Real. It must be noted that a portion of the operating expenses are Real denominated and the appreciation of the Real against the US Dollar impacted those expenses. The average Real-to-Dollar exchange rate of the first three quarters of 2010 appreciated 14.4%, when compared to the average exchange rate for the same period in 2009. R&D expenses for 3Q10 totaled US$ 33.3 million, bringing total year-to-date R&D spending to US$ 95.1 million. Although Embraer has been able to control and optimize its R&D spending, it is important to note that all development programs remain on schedule. General & Administrative expenses for 3Q10 totaled US$ 52.6 million and are stable when compared to US$ 51.6 million spent in 3Q09. As the Company’s worldwide fleet continues to grow, mainly in the executive aviation market, its customer support infrastructure is being scaled upwards to support such fleet growth and therefore Selling expenses reached US$ 91.0 million for 3Q10, compared to US$ 72.9 million in 3Q09.

NET INCOME

Net income attributable to Embraer and Earnings per ADS, for 3Q10, were US$ 98.5 million and US$ 0.5443, respectively. The Net margin achieved 9.4%, and was significantly higher when compared to the 4.6% Net margin achieved in 3Q09. The improvement in Net margin comes mainly from stronger financial results and the Income tax benefit, both of which contributed positively to Net income during 3Q10.

MONETARY BALANCE SHEET ACCOUNTS AND OTHER MEASURES

Embraer had a negative cash generation during 3Q10, however, the Company’s Net cash position remained solid, totaling US$ 623.8 million. Operating cash flow in 3Q10 was negative mainly due to adjustments in the Company’s operations in preparation for the higher number of expected deliveries in the 4Q10. As a consequence, the Company’s Inventories increased during 3Q10 and its effects were partially offset by an increase in Trade accounts payable and a decrease in Trade accounts receivable.

	in million of U.S. dollars
	3Q09	4Q09	1Q10	2Q10	3Q10	YTD10
OPERATING CASH FLOW	39.6	403.7	(46.1)	236.4	(38.5)	151.8
Less Additions to property, plant and equipment (CAPEX)	(33.5)	(21.1)	(13.6)	(16.5)	(18.2)	(48.4)

FREE CASH FLOW*	6.1	382.6	(59.7)	219.9	(56.7)	103.4

(*)	Free cash flow is a non-GAAP measure. Please refer to page 8 for a complete definition and reconciliation of Embraer's use of non-GAAP measures.

Investments in capital expenditures totaled US$ 18.2 million in the 3Q10. Accumulated CAPEX investments reached US$ 48.4 million, as of 3Q10. The Company expects CAPEX for 2010 to be below the year’s guidance of US$ 140 million by 30% due mainly to adjustments in the schedule of certain investments that were postponed, without affecting the overall target dates of the respective programs.

	in million of U.S. dollars
Balance Sheet Data	(1) 3Q09	(1) 2Q10	(1) 3Q10
Cash and cash equivalents	1,393.1	1,115.2	1,044.4
Temporary cash investments	688.1	1,060.6	1,007.7

Total cash position	2,081.2	2,175.8	2,052.1
Loans short-term	947.0	326.4	80.7
Loans long-term	1,062.8	1,190.7	1,347.6

Total loans position	2,009.8	1,517.1	1,428.3

Net cash *	71.4	658.7	623.8

*	Net cash = Cash and cash equivalents + Temporary cash investments - Loans short-term and long-term
(1)	Derived from unaudited financial information.

During 3Q10, the Company continued to manage its debt profile and reduced its total debt to US$ 1,428.3 million. In line with the Company’s strategy to optimize the mix of short and long-term loans, Embraer paid off a significant portion of its short-term loans while increasing long-term loans. Short and long-term loan outstanding balances were US$ 80.7 million and US$ 1,347.6 million respectively, at the end of 3Q10.

Considering the Company’s current debt profile, the average loan maturity reached 6.1 years. Consequently, the cost of Dollar denominated loans increased from 5.0% to 6.0% p.a. and the cost of Real denominated loans remained stable going from 4.2% to 4.3% p.a. The Adjusted EBITDA to interest expenses (gross) ratio improved in 3Q10, compared to 2Q10, going from 3.75 to 4.03. As of 3Q10, 28.2% of total debt was denominated in Reais.

The Company’s financial strategy is contributing positively and on a consistent basis to net results and, during 3Q10, such contribution totaled US$ 10.6 million in terms of aggregate net interest income and net foreign exchange gain, bringing the total year-to-date financial contribution to US$ 24.8 million from the same two line items.

Embraer’s cash allocation management strategy continues to be the most important tool to mitigating exchange rate fluctuation risks. In other words, by balancing cash allocation in Reais- and Dollar-denominated assets, the Company attempts to neutralize its exchange rate exposures. Of total cash in 3Q10, 41% was denominated in Reais.

OPERATIONAL BALANCE SHEET ACCOUNTS

In order to meet the greater number of aircraft deliveries during 4Q10, total Inventories increased by US$ 337.8 million, totaling US$ 2,583.9 million in 3Q10. Trade accounts payable also grew to US$ 846.1 million in 3Q10, as a consequence of an increase in procurement activity. The increase in Trade accounts payable partially offset the negative impact of the increase in Inventories on the Company’s working capital requirements. Furthermore, during 3Q10, Trade accounts receivable decreased by US$ 130.2 million, contributing to reducing working capital requirements.

	in million of U.S. dollars
Balance Sheet Data	(1) 3Q09	(1) 2Q10	(1) 3Q10
Trade accounts receivable	490.1	449.4	319.2
Customer and commercial financing	538.6	492.2	484.5
Inventories	2,722.6	2,246.1	2,583.9
Property, plant and equipment	758.4	743.9	725.3
Trade accounts payable	725.4	751.1	846.1
Advances from customers	1,424.5	1,183.7	1,177.3
Total shareholders’ equity	2,400.4	2,514.9	2,603.9

(1)	Derived from unaudited financial information.

Advances from customers remained relatively stable when compared to 2Q10 and reached US$ 1,177.3 million in 3Q10. Other accounts, including Property, plant and equipment and Customer and commercial financing remained relatively stable.

SEGMENT RESULTS

The 3Q10 Net sales mix by segment varied when compared to 3Q09, with a higher participation from the Executive aviation, Aviation Services, Defense and Others segments, representing 19.3%, 12.4%, 7.1% and 3.4% of Net sales, respectively. Consequently, the Net sales participation from the Commercial Aviation segment decreased from 66.1% in 3Q09 to 57.8% in 3Q10. The increase in revenue participation from the Executive Aviation segment is expected to continue to the year end, as the Company expects to deliver the majority of annual production of Legacy aircraft during 4Q10 and the ramp-up of Phenom 300 production continues.

Net sales by segment	(1) 2Q10		(1) 3Q09		(1) 3Q10		(1) YTD10
	US$M	%	US$M	%	US$M	%	US$M	%
Commercial Aviation	824.7	60.9	824.1	66.1	603.0	57.8	1,951.3	57.6
Defense	176.2	13.0	70.8	5.7	73.6	7.1	438.8	13.0
Executive Aviation	195.4	14.4	200.7	16.1	201.0	19.3	512.4	15.1
Aviation Services	138.2	10.2	127.1	10.2	129.7	12.4	409.9	12.1
Others	19.8	1.5	23.3	1.9	35.3	3.4	74.7	2.2
Total	1,354.3	100.0	1,246.0	100.0	1,042.6	100.0	3,387.1	100.0

(1)	Derived from unaudited financial information.

COMMERCIAL AVIATION

The Company delivered 70 commercial aircraft through 9M10 and is on target to meet its annual deliveries projection in this segment. The industry traffic demand and yields are recovering better than expected with airlines projecting the return to profitability in 2010 (as per IATA nearly US$ 9 billion). As Paulo Cesar de Souza e Silva, Embraer’s Executive Vice President for Airline Market, said, “Market interest on Embraer jets is increasing as airlines improve their financial performance and search for more efficient aircraft to support growth in demand.”

Deliveries	2Q10	3Q09	3Q10	YTD10
Commercial Aviation	29	29	20	70
ERJ 145	2	1	1	4
EMBRAER 170	4	4	1	8(+2	)*
EMBRAER 175	3	3	1	5
EMBRAER 190	15	17	11	38
EMBRAER 195	5	4	6	13

*	Deliveries identified by parenthesis were aircraft delivered under operating leases.

In terms of aircraft demand, 3Q10 was marked by the sale of 37 new E-Jets: Brazil’s TRIP ordered two EMBRAER 190 and England’s Flybe, 35 EMBRAER 175. It was also announced in July at the 47th Farnborough Airshow, in England, that Embraer and Republic Airlines, the largest E-Jets operator in the world, had signed a Letter of Intent (LOI) for the sale of 24 EMBRAER 190. Furthermore, Embraer and Air Lease Corp., a newly formed company providing aircraft leasing, purchasing and financing, signed an LOI for the sale of 15 EMBRAER 190 jets, which was recently converted to a firm contract.

In addition, Argentina’s Austral also received its first EMBRAER 190 in September, and became the most recent airline to join the family of Embraer jet operators.

Commercial Aviation Backlog	Firm Orders	Options	Total	Deliveries	Firm Backlog
ERJ 145 Family	890	—	890	886	4
EMBRAER 170	191	47	238	180	11
EMBRAER 175	173	278	451	130	43
EMBRAER 190	457	356	813	301	156
EMBRAER 195	95	66	161	60	35
E-JETS Family	916	747	1,663	671	245
TOTAL	1,806	747	2,553	1,557	249

EXECUTIVE AVIATION

Executive aviation deliveries in 3Q10 totaled 24 aircraft, among which 16 Phenom 100, 6 Phenom 300 and 2 Lineage 1000. It is important to note that although the total deliveries in 3Q10 were lower compared to 2Q10, total revenues were higher due to the product mix.

Deliveries	2Q10	3Q09	3Q10	YTD10
Executive Aviation	40	27	24	83
Phenom 100	35	22	16	67
Phenom 300	4	—	6	11
Legacy 600	—	5	—	2
Lineage 1000	1	—	2	3

*	Deliveries identified by parenthesis were aircraft delivered under operating leases.

2010 continues to be a year of slow recovery. In October, Embraer and NetJets, Inc., signed a Purchase Agreement for 50 Phenom 300 executive jets, plus 75 options. Such order is expected be added to the Company’s backlog in January 2011, after certain conditions precedent are met. As Frederico Fleury Curado, Embraer President and CEO, said, “This new partnership is both a gratifying achievement for Embraer and a strong endorsement of our executive jets business.”

The Brazilian Civil Aviation Agency (Agência Nacional de Aviação Civil – ANAC) and the European Aviation Safety Agency (EASA) have granted certification for the Legacy 650 executive jet, clearing the way for deliveries of this aircraft to be made throughout the 4Q10. The Legacy 650 met all of the original specification targets, particularly the 3,900 nm range, which allows the airplane to connect important city pairs and open new markets for Embraer.

With the production ramp-up of the Phenom 300 and initial deliveries of the Legacy 650, the Company expects to meet its 2010 guidance for the Executive aviation segment of Net Revenues of US$ 1.1 billion.

DEFENSE

The defense market continues to present a favorable scenario for growth, with a series of campaigns underway for various applications including transportation of officials & authorities; training and light attack; intelligence, surveillance and reconnaissance systems; aircraft modernization; military transportation; command and control systems and services. The segment continues to play an important and strategic role in the Company’s revenue profile and, as of 3Q10, represented 13% of year-to-date Net sales.

As for the modernization programs, the test campaigns of the first prototype of the AMX, for the A-1M modernization program, are ongoing. The second A-4 fighter from the Brazilian Navy Modernization Project has arrived at Embraer’s facilities in Gavião Peixoto in 3Q10 and started the modification work on schedule. The AEW India program is moving according to contract.

Eight Super Tucano aircraft were delivered to the Brazilian (2), Ecuadorian (3) and Dominican Republic (3) Air Forces during 3Q10.

The KC-390 development program is progressing; the initial definition phase has started and is running on schedule. As Embraer’s Executive Vice President for Defense Market, Orlando Jose Ferreira Neto, said after the Brazilian Air Force (FAB) announced its intention to place a future order for 28 KC-390 aircraft, “This announcement reinforces Embraer’s motivation and commitment to conceive a state-of-the-art product that should exceed FAB requirements and overall market expectations.” In addition to Brazil, Chile, Colombia, Portugal and the Czech Republic have signed Letters of Intent for the acquisition of the 6, 12, 6 and 2 KC-390 aircraft, respectively, for total potential orders of up to 54 KC-390 aircraft.

AVIATION SERVICES

As Embraer’s worldwide fleet grows with additional aircraft deliveries to the executive, commercial and defense segments, the Company continues to expand its global customer support network. Therefore, in July 2010, the Company established its first wholly-owned subsidiary in China. Embraer China Aircraft Technical Services Company, Ltd. will strengthen the Company’s customer support capabilities in the region, focusing on logistics and spare parts sales, as well as consulting services regarding technical issues and flight operations. Furthermore, in August 2010, Embraer certified the first full flight simulator of the Phenom 300 aircraft. The simulator is based in Dallas, Texas and is already being used by customers for Phenom 300 pilot certification.

TOTAL BACKLOG

During 3Q10, Embraer delivered a total of 44 jets, 20 of which were to the Airline Market and 24 to the Executive jets market. Considering total deliveries, as well as firm orders obtained during the period, the Company’s firm order backlog remained stable and totaled US$ 15.3 billion at the end of 3Q10, equal to three years of current annual revenues. The following chart presents the Company’s backlog evolution.

2010 GUIDANCE REVISION

Throughout 2010 the Company has continued to make investments to improve the efficiency of all of its processes and has been able to obtain concrete results which have positively impacted the gross and operating margins. As this continues to take place through the second semester of 2010, Embraer believes it is well positioned to obtain a stronger operating margin for the year and, consequently, is revising its annual EBIT and EBIT margin Guidance to US$ 380 million and 7.25%, respectively, and its annual EBITDA and EBITDA margin projections to US$ 460 million and 8.75%, respectively.

RECONCILIATION OF US GAAP AND “NON GAAP” INFORMATION

We consider Free cash flow as the operating cash flow less capital expenditure on additions to property, plant and equipment. Free cash flow is not a financial measurement of the Company under US GAAP. Free cash flow is presented because it is used internally as a measure to evaluate certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer’s cash position. Free cash flow should not be considered as a measure of the Company’s liquidity or as a measure of its cash flows as reported under US GAAP. In addition, free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other non-discretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate free cash flow differently than how Embraer has calculated this measure for purposes of its earnings release, thus limiting the usefulness of this measure as a tool for comparing Embraer to other companies in the industry.

Adjusted EBITDA represents earnings before interest, taxation, depreciation and amortization. Adjusted EBITDA is not a financial measurement of the Company’s financial performance under US GAAP. Adjusted EBITDA is presented because it is used internally as a measure to evaluate certain aspects of the business, including financial operations. The Company also believes that some investors find it to be a useful tool for measuring a company’s financial performance. Adjusted EBITDA should not be considered as an alternative to, in isolation from, or a substitution for, analysis of the Company’s financial condition or results of operations, as reported under US GAAP. Other companies in the industry may calculate adjusted EBITDA differently than Embraer has for the purposes of its earnings releases, limiting adjusted EBITDA’s usefulness as a comparative measure.

in million of U.S.dollars
Adjusted EBITDA Reconciliation LTM* (USGAAP)	(1) 2Q10	(1) 3Q09	(1) 3Q10
Net Income Attributable to Embraer	309.6	213.8	350.4
Noncontrolling interest	18.1	8.4	16.4
Income tax benefit (expense)	(9.5)	151.0	(22.8)
Interest income (expense), net	(47.9)	132.6	(41.2)
Foreign exchange gain (loss), net	46.5	38.5	8.8
Depreciation and amortization	80.9	83.2	76.4
Adjusted EBITDA	397.7	627.5	388.0

(1)	Derived from unaudited financial information.
*	Last Twelve Months

SOME FINANCIAL RATIOS BASED ON “NON GAAP” INFORMATION

Certain Financial Ratios	2Q10	3Q09	3Q10
Total debt to Adjusted EBITDA (1)	3.81	3.20	3.68
Net debt to Adjusted EBITDA (2)	(1.66)	(0.11)	(1.61)
Total debt to capitalization (3)	0.38	0.46	0.35
Adjusted EBITDA to interest expense (gross) (4)	3.75	5.94	4.03
Adjusted EBITDA (5)	397.7	627.5	388.0
Interest and commissions on loans (6)	106.5	105.7	96.3

(1)	Total debt represents short and long-term loans and financing.
(2)	Net debt represents cash and cash equivalents, plus temporary cash investments, minus short and long-terms loans and financing.
(3)	Total capitalization represents short and long-term loans and financing, plus shareholders’ equity.
(4)	Interest expense (gross) includes only interest and commissions on loans.
(5)	The table on the prior page sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with US GAAP data, for the indicated periods.
(6)	Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net account presented in the Company’s consolidated Income Statement.

FINANCIAL INFORMATION UNDER USGAAP

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF INCOME

in millions of U.S. dollars, except earnings per share

	Three months ended on (1)		Nine months ended on (1)
	September 30, 2009	September 30, 2010	September 30, 2009	September 30, 2010
Gross sales
Domestic market	71.2	139.7	397.5	406.7
Foreign market	1,188.9	915.3	3,497.4	3,021.4
Sales deductions	(14.1)	(12.4)	(38.1)	(41.0)

Net sales	1,246.0	1,042.6	3,856.8	3,387.1

Cost of sales and services	(1,012.3)	(811.8)	(3,076.9)	(2,651.4)

Gross profit	233.7	230.8	779.9	735.7

Operating income (expenses)
Selling	(72.9)	(91.0)	(212.9)	(271.3)
Research and development	(43.4)	(33.3)	(137.8)	(95.1)
General and administrative	(51.6)	(52.6)	(136.0)	(136.9)
Other operating income (expenses), net	2.2	8.8	(23.3)	13.4

Income from operations	68.0	62.7	269.9	245.8

Interest income, net	14.6	7.9	21.5	27.4
Foreign exchange gain (loss), net	(35.0)	2.7	(88.0)	(2.6)

Income before income taxes	47.6	73.3	203.4	270.6

Income tax (expense) benefit	13.0	26.4	(95.7)	(58.3)

Net income	60.6	99.7	107.7	212.3

Net income attributable to the noncontrolling interest	(2.9)	(1.2)	(5.6)	(8.2)

Net income attributable to Embraer	57.7	98.5	102.1	204.1

Earnings per share (US$)
Basic Common	0.0797	0.1361	0.1411	0.2820
Diluted Common	0.0797	0.1360	0.1411	0.2819
Weighted average shares (millions of shares)
Basic Common	723.7	723.7	723.7	723.7
Diluted Common	723.7	723.9	723.7	723.8

Earnings per share - ADS basic (US$)	0.3189	0.5443	0.5643	1.1278

Earnings per share - ADS diluted (US $)	0.3189	0.5441	0.5643	1.1277

(1)	Derived from unaudited financial information.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in million of U.S. dollars)

	Three months ended on (1)		Nine months ended on (1)
	September 30, 2009	September 30, 2010	September 30, 2009	September 30, 2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	60.6	99.7	107.7	212.3
Adjustments to reconcile net income to cash from operating activities:
from operating activities:
Depreciation	21.9	17.4	63.1	52.8
Allowance for doubtful accounts	(0.3)	3.7	2.2	8.1
Allowance (reversal) for inventory obsolescence	9.4	9.3	20.6	22.0
Gain (loss) on property, plant and equipment disposals	0.5	(5.8)	2.1	(5.6)
Accrued interest	8.2	(0.5)	17.4	(10.0)
Foreign exchange gain (loss), net	35.0	(2.7)	88.0	2.6
Deferred income taxes	(28.2)	(36.7)	8.5	32.8
Unrealized/realized losses (gains) on trading securities, net	(10.2)	(17.2)	(41.3)	(55.1)
Stock option	—	2.1	—	2.1
Other	2.0	4.8	2.1	(1.3)
Changes in assets and liabilities:
Trade accounts receivable and customer and commercial financing, net	(4.4)	142.7	(43.3)	53.1
Collateralized accounts receivable	(3.7)	(36.9)	(5.9)	(57.1)
Inventories	144.1	(347.1)	93.9	(265.6)
Other assets	(40.1)	(42.6)	4.4	(83.9)
Trade accounts payable	(168.6)	93.2	(356.9)	250.0
Deferred revenue	2.4	10.0	13.0	20.7
Other payables and accrued liabilities	96.9	76.2	(104.6)	24.7
Accrued taxes on income	56.2	11.7	12.8	13.2
Contribution from suppliers	(16.8)	(20.1)	4.1	(65.3)
Taxes and payroll charges payable	(37.5)	9.8	39.0	(22.4)
Advances from customers	(91.0)	(16.9)	(203.0)	6.1
Contingencies	3.2	7.4	7.4	17.6

Net cash provided by (used in) Operating activities	39.6	(38.5)	(268.7)	151.8

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment	0.2	29.1	0.4	29.2
Court-mandated escrow deposits, net of withdrawals	6.4	(0.7)	6.1	(8.4)
Additions to property, plant and equipment	(33.5)	(18.2)	(82.7)	(48.4)
Restricted cash	—	—	(2.5)	—
Purchase and sales of temporary cash investments, net (2)	49.0	93.5	(261.3)	9.3
Restricted cash	(0.4)	—	—	—

Net cash provided by (used in) investing activities	21.7	103.7	(340.0)	(18.3)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	350.3	398.8	828.7	562.6
Repayment of borrowings	(246.3)	(520.4)	(864.3)	(1,164.3)
Payments of capital lease obligations	(0.9)	(0.7)	(3.6)	(7.9)
Dividends and/or Interest on capital paid	—	(46.8)	—	(77.5)

Net cash provided by (used in) financing activities	103.1	(169.1)	(39.2)	(687.1)

Effect of exchange rate changes on cash	86.3	33.1	220.3	5.6

Increase (decrease) in cash and cash equivalents	250.7	(70.8)	(427.6)	(548.0)

Cash and cash equivalents, at beginning of period	1,142.4	1,115.2	1,820.7	1,592.4

Cash and cash equivalents, at end of period	1,393.1	1,044.4	1,393.1	1,044.4

(1)	Derived from unaudited financial information.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in million of U.S. dollars)

	(1) As of June 30, 2010	(1) As of September 30, 2010
ASSETS
Cash and cash equivalents	1,115.2	1,044.4
Temporary cash investments	1,060.6	1,007.7
Trade accounts receivable, net	449.4	319.2
Collateralized accounts receivable	12.1	12.7
Customer and commercial financing	8.7	8.1
Inventories	2,240.4	2,578.5
Deferred income taxes	63.3	86.8
Other current assets	242.2	286.7

Total current assets	5,191.9	5,344.1

Collateralized accounts receivable	481.3	514.9
Customer and commercial financing	483.5	476.4
Inventories	5.7	5.4
Property, plant and equipment	743.9	725.3
Intangible assets	2.9	2.9
Goodwill	14.5	14.5
Investments	42.7	40.8
Deferred income taxes	271.9	293.2
Guarantee deposit	485.7	474.9
Other non-current assets	320.1	353.5

Total non-current assets	2,852.2	2,901.8

TOTAL ASSETS	8,044.1	8,245.9

(1)	Derived from unaudited financial information.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in million of U.S. dollars)

	(1) As of June 30, 2010	(1) As of September 30, 2010
LIABILITIES AND SHAREHOLDERS’ EQUITY
Loans and financing	326.4	80.7
Capital lease obligation	3.0	3.1
Non-recourse and recourse debt	133.2	131.8
Trade accounts payable	751.1	846.1
Advances from customers	844.5	995.4
Taxes and payroll charges payable	45.7	51.3
Accrued taxes on income	15.1	26.7
Deferred income taxes	6.6	6.6
Contingencies	15.4	9.9
Accrued dividends	85.0	74.5
Other payables and accrued liabilities	473.7	551.9

Total current liabilities	2,699.7	2,778.0

Loans and financing	1,190.7	1,347.6
Capital lease obligation	6.6	6.4
Non-recourse and recourse debt	361.6	360.3
Advances from customers	339.2	181.9
Contribution from suppliers	22.5	2.4
Taxes and payroll charges payable	404.0	437.0
Other payables and accrued liabilities (2)	288.1	290.6
Deferred income taxes	160.9	169.0
Contingencies	55.9	68.8

Total non-current liabilities	2,829.5	2,864.0

Company shareholders’ equity	2,424.2	2,506.8
Noncontrolling interest	90.7	97.1

Total shareholders’ equity	2,514.9	2,603.9

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,044.1	8,245.9

(1)	Derived from unaudited financial information.
(2)	Other payables and accrued liabilities account includes: Other payables, Other accrued liabilities, Derivative financial instruments, Deferred income and financial guarantees.

RECONCILIATION OF US GAAP AND IFRS

As stated in previous earnings releases, the Brazilian accounting standard is changing and IFRS will become Brazil’s accounting standard. For 3Q10, Embraer is posting its financial statements in IFRS, in addition to the US GAAP financial statements. To facilitate the understanding of the main differences between these accounting standards as they related to the Company’s financial statements, we are including the following explanations below.

R&D Expenditures under IFRS

According to the US GAAP, Embraer recognized all R&D expenses under Operating Expenses as incurred. By adopting IFRS, to comply with the new GAAP standards, the Company will capitalize all R&D expenditures related to product development as intangible assets and will amortize, as Cost of sales and services, in a pro rata basis by the total number of aircraft to be delivered in the series, as they are delivered. Therefore, for the transition to IFRS, a portion of R&D that was expensed over the years, for those aircraft in the series that have not been yet delivered, is being credited back to the Intangible account and will be expensed over time as these aircraft are delivered. Please see below the differences in the financial statements specifically related to this item for 3Q10.

				in million of U.S. dollars
2010 CONSOLIDATED STATEMENT OF INCOME	3Q10		Variance	MAIN DIFFERENCE (1)
	IFRS	USGAAP
Cost of sales and services	(829.6)	(811.8)	17.8	Amortization of R&D related program development as Intangible assets under IFRS

Other operating income (expenses), net	(6.7)	8.8	15.5	R&D related to program development expensed under USGAAP vs. Capitalizes as intangible assets under IFRS

Research and development	n/a	(33.3)	(33.3)	Allocation of R&D in different accounts

(1)	These explanations outiline the main differences related to these accounts, other differences in practice may also generate some impacts to these accounts.

				in million of U.S. dollars
2010 CONSOLIDATED BALANCE SHEET	3Q10		Variance	MAIN DIFFERENCE (1)
	IFRS	USGAAP
Intangible	719.8	2.9	(716.9)	Capitalization of all R&D expenses related to program development for aircraft not yet delivered

(1)	These explanations outiline the main differences related to these accounts, other differences in practice may also generate some impacts to these accounts.

Customer and commercial financing (CCF)

Under US GAAP, Embraer included all notes receivables originating from financed aircraft sales and all used aircraft owned by the Company in this account. By adopting IFRS, CCF will only account for all notes receivables originating from financed aircraft sales. Each used aircraft owned by Embraer will be accounted for in one of the following two accounts: Property, plant & equipment, if the aircraft is currently leased or available for lease to a customer or, if not, the aircraft value will be reported in the Company’s Inventories line. PP&E is also impacted by differences in practices between both GAAPs. In US GAAP, PP&E includes the change in the Company’s outstanding balance of software licenses. On the other hand, in IFRS, PP&E includes the spare parts pool balance, which in US GAAP, is accounted for under Other assets. Such revision in methodology does not change the Company’s Total assets. Please see below the differences in the allocation of the items above between the financial statements, specifically related to this item for 3Q10.

				in million of U.S. dollars
2010 CONSOLIDATED BALANCE SHEET	3Q10		Variance	MAIN DIFFERENCE (1)
	IFRS	USGAAP
Customer commercial Financing	47.8	484.5	436.7	Allocation of Embraer owned aircraft in different accounts
Inventories	2,708.2	2,583.9	(124.3)
Property, plant and equipment	1,123.3	725.3	(398.0)

(1)	These explanations outiline the main differences related to these accounts, other differences in practice may also generate some impacts to these accounts.

Financial Guarantees

Under US GAAP, the Company was required to account for all guarantees issued after January, 2003 (FIN 45). These guarantees were accounted for under the Other payables and accrued liabilities account. Under IFRS, all guarantees must be accounted for, including those from before January, 2003. Hence, the main difference in value comes from the different starting year for considering financial guarantees. Such difference results in an increase of approximately US$ 124 million under IFRS standards. These financial guarantees will all be allocated into one newly created account named Financial Guarantees in the Balance sheet. As far as revenue recognition, under IFRS, the Company will provision a portion of the total sales amount, related to the fair value of the respective guarantees. These provisions will be recognized as revenues linearly throughout the term of the guarantee. Please see below the differences in the financial statements specifically related to this item for 3Q10.

				in million of U.S. dollars
2010 CONSOLIDATED STATEMENT OF INCOME	3Q10		Variance	MAIN DIFFERENCE (1)
	IFRS	USGAAP
Net Sales	1,043.9	1,042.6	(1.3)	Recognition and provision of financial guarantees

(1)	These explanations outiline the main differences related to these accounts, other differences in practice may also generate some impacts to these accounts.

				in million of U.S. dollars
2010 CONSOLIDATED BALANCE SHEET	3Q10		Variance	MAIN DIFFERENCE (1)
	IFRS	USGAAP
Other payables and accrued liabilities (Financial guarantee)	247.5	124.7	(122.8)	Financial guarantees allocated into newly created account names Financial Guarantees under IFRS

(1)	These explanations outiline the main differences related to these accounts, other differences in practice may also generate some impacts to these accounts.

Deferred Taxes

With the adoption of IFRS, in addition to the differences in practice between both GAAPs, Income Tax benefits (expenses) will also be impacted by recording taxes resulting from unrealized gains or losses due to changes in the Real to US Dollar exchange rate over non-monetary assets. In IFRS, the deferred taxes amount is accounted for in the Balance sheet under the Deferred income taxes account, as in US GAAP. However, these amounts will be different in each GAAP, considering the difference in calculation mentioned above. Please see below the differences in the financial statements specifically related to this item for 3Q10.

				in million of U.S. dollars
2010 CONSOLIDATED STATEMENT OF INCOME	3Q10		Variance	MAIN DIFFERENCE (1)
	IFRS	USGAAP
Income tax expenses	51.0	26.4	(24.6)	Differences in practice and inclusion of unrealized gains or losses due to exchange rate impacts over non-monetary assets

(1)	These explanations outiline the main differences related to these accounts, other differences in practice may also generate some impacts to these accounts.

				in million of U.S. dollars
2010 CONSOLIDATED BALANCE SHEET	3Q10		Variance	MAIN DIFFERENCE (1)
	IFRS	USGAAP
Deferred Income Tax	117.4	204.4	87.0	Differences in practice and inclusion of unrealized gains or losses due to exchange rate impacts over non-monetary assets

FINANCIAL INFORMATION UNDER IFRS

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of U.S. dollars, except earnings per share)

IFRS

	Three months ended on (1)		Nine months ended on (1)
	30 Sep, 2009	30 Sep, 2010	30 Sep, 2009	30 Sep, 2010
Net sales	1,250.1	1,043.9	3,868.2	3,393.8

Cost of sales and services	(1,025.9)	(829.6)	(3,118.1)	(2,698.5)

Gross profit	224.2	214.3	750.1	695.3

General and administrative	(51.5)	(52.6)	(135.9)	(136.9)
Selling	(71.6)	(88.7)	(211.2)	(268.4)
Other operating expenses	(9.7)	(6.7)	(62.8)	(30.7)

Income from operations	91.4	66.3	340.2	259.3

Interest expense	(41.8)	(29.7)	(115.7)	(88.1)
Interest income	46.0	36.1	117.4	103.1
Foreign exchange (loss) gain, net	(19.5)	3.7	(61.9)	7.1

Income before income taxes	76.1	76.4	280.0	281.4

Income tax benefit (expense)	49.0	51.0	96.0	(65.5)

Net income	125.1	127.4	376.0	215.9

Atributable to:
Embraer shareholder’s	122.1	126.1	370.4	207.6
Noncontrolling interest	3.0	1.3	5.6	8.3
Earnings per share
Basic Common	0.16872	0.17425	0.51184	0.28687
Diluted Common	0.16872	0.17421	0.51184	0.28683
Weighted average shares (thousands of shares)
Basic Common	723.7	723.7	723.7	723.7
Diluted Common	723.7	723.9	723.7	723.8

(1)	Derived from unaudited financial information.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in million of U.S. dollars)

IFRS

	Three months ended on (1)		Nine months ended on (1)
	30 Sep, 2009	30 Sep, 2010	30 Sep, 2009	30 Sep, 2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	125.1	127.4	376.0	215.9
Adjustments to reconcile net income to cash from operating activities:
Depreciation	30.8	33.3	85.3	73.0
Amortization	28.8	30.9	78.2	81.4
Allowance for doubtful accounts	—	3.4	1.3	7.8
Allowance for inventory obsolescence	4.9	8.9	10.0	24.3
Deferred income taxes	(63.7)	(61.4)	(182.7)	39.9
Accrued interest	8.4	(0.3)	18.1	(9.7)
Foreign exchange gain (loss), net	35.0	(2.1)	86.7	(5.0)
Stock option	—	2.1	—	2.1
Financial guarantee of residual value	1.6	(0.6)	1.6	(0.6)
Other	(2.8)	(7.3)	(2.4)	(7.6)
Changes in assets and liabilities:
Temporary cash Investments	19.6	74.9	(313.1)	(56.4)
Trade accounts receivable and customer and commercial financing,	(13.2)	100.0	(16.1)	38.6
Collateralized accounts receivable	(0.5)	(1.8)	25.3	4.9
Inventories	149.0	(341.7)	112.2	(264.2)
Taxes recoverable	(13.5)	(6.1)	12.3	(57.2)
Other assets	(8.9)	(27.4)	71.0	4.6
Trade accounts payable	(169.8)	93.8	(357.1)	250.3
Collateralized accounts receivable	(0.9)	(2.7)	(3.0)	(15.4)
Taxes and payroll charges payable	3.9	11.7	12.8	13.2
Contingencies	30.3	49.4	(183.0)	60.0
Contribution from suppliers	(9.1)	(1.4)	28.3	(14.6)
Advances from customers	(71.1)	(20.0)	(201.8)	2.7
Deferred revenue	21.5	12.8	33.1	19.2
Financial Guarantees	(4.1)	(1.0)	(11.5)	(9.0)
Noncontrolling interest	1.5	5.1	2.2	(1.5)
Taxes recoverable	8.2	6.3	5.5	(23.1)
Other accounts payable	14.6	39.2	11.4	(8.3)

	125.6	125.4	(299.4)	365.3

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment	(0.2)	29.1	0.4	29.2
Purchase and sales of temporary cash investments, net	—	3.6	—	(7.3)
Additions to property, plant and equipment	(23.7)	(47.5)	(156.3)	(126.0)
Additions to intangible assets	(59.4)	(46.5)	(162.8)	(127.4)
Cash restricted for construction of active	(0.4)	—	(2.5)	—

Net cash provided by (used in) investing activities	(83.7)	(61.3)	(321.2)	(231.5)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of borrowings	(247.6)	(521.1)	(868.3)	(1,172.2)
Proceeds from borrowings	350.7	398.7	830.1	562.6
Dividends and/or Interest on capital paid	—	(44.4)	—	(77.5)

Net cash provided by (used in) financing activities	103.1	(166.8)	(38.2)	(687.1)

Effect of exchange rate changes on cash	105.8	31.9	192.6	5.2
Increase (decrease) in cash and cash equivalents	250.8	(70.8)	(466.1)	(548.0)
Cash and cash equivalents, at beginning of period	1,142.4	1,115.2	1,859.3	1,592.4
Cash and cash equivalents, at end of period	1,393.2	1,044.4	1,393.2	1,044.4

(1)	Derived from unaudited financial information.

EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A

CONDENSED CONSOLIDATED BALANCE SHEETS

(in million of U.S. dollars)

IFRS

	(1)	(1)
ASSETS	As of June 30, 2010	As of September 30, 2010
Current assets
Cash and cash equivalents	1,115.2	1,044.4
Temporary cash investments	1,049.8	998.7
Financial instruments held for trading and held-to-maturity	10.8	9.0
Trade accounts receivable	449.7	319.4
Derivative financial instrumets	6.7	6.9
Customer and commercial financing	8.7	8.1
Collateralized accounts receivable	12.1	12.7
Inventories	2,364.8	2,702.8
Other assets	231.3	275.5

Total current assets	5,249.1	5,377.5

Non-current assets
Financial instruments held for trading and held-to-maturity	42.3	40.4
Customer and commercial financing	37.4	39.7
Collateralized accounts receivable	481.3	514.9
Derivative financial instruments	18.8	22.7
Guarantee deposits	485.9	475.2
Inventories	5.7	5.4
Other assets	200.1	221.6
Deferred income taxes	70.5	127.5
Property, plant and equipment	1,137.7	1,123.3
Intangible assets	722.7	719.8

Total Non-current assets	3,202.4	3,290.5

TOTAL ASSETS	8,451.5	8,668.0

(1)	Derived from unaudited financial information.

EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A

CONDENSED CONSOLIDATED BALANCE SHEETS

(in million of U.S. dollars)

IFRS

	(1)	(1)
LIABILITIES	As of June 30, 2010	As of September 30, 2010
Current liabilities
Loans and financing	329.4	83.8
Non-recourse and recourse debt	133.2	131.8
Trade accounts payable	754.0	848.8
Other payables	92.5	106.1
Contribution from suppliers	0.9	0.9
Advances from customers	844.5	995.4
Deferred income	114.9	124.9
Taxes and payroll charges payable	63.1	78.0
Other accrued liabilities	265.3	319.0
Derivative financial instrumets	—	1.0
Contingencies	15.4	9.9
Interest on own capital and dividends	101.8	74.5

Total current liabilities	2,715.0	2,774.1

Non-current liabilities
Loans and financing	1,194.0	1,350.8
Non-recourse and recourse debt	361.6	360.3
Other payables	23.9	25.0
Other accrued liabilities	49.6	49.7
Financial guarantees	249.2	247.5
Derivative financial instruments	1.3	0.7
Contribution from suppliers	22.5	2.4
Advances from customers	339.2	181.9
Taxes and payroll charges payable	404.0	437.0
Contingencies	55.8	68.7
Deferred income taxes	10.1	10.1
Deferred income	93.4	96.2

Total non-current liabilities	2,804.6	2,830.3

SHAREHOLDERS’ EQUITY
Statutory capital	1,438.0	1,438.0
Capital reserves	0.8	2.1
Earnings reserves	1,613.3	1,697.0
Treasury shares	(183.7)	(183.7)
Other comprehensive income	(27.2)	13.1
	2,841.2	2,966.5
Noncontrolling interest	90.7	97.1

Total company’s shareholders’ equity	2,931.9	3,063.6

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,451.5	8,668.0

(1)	Derived from unaudited financial information.

INVESTOR RELATIONS

André Gaia, Caio Pinez, Cláudio Massuda, Juliana Villarinho, Luciano Froes and Paulo Ferreira.

(+55 12) 3927-4404, investor.relations@embraer.com.br

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 3Q10 Results in US GAAP on October 29, 2010. The conference call will also be broadcast live over the web at www.embraer.com/ir

(US GAAP)

Time: 13:00 (SP) / 11:00 (NY)

Telephones:

+1 800 860-2442 (North America)

+1 412 858-4600 (International)

+55 11 4688-6341(Brazil)

Code: Embraer

Replay Number: +55 11 4688-6312

Replay Code: 47757

ABOUT EMBRAER

Embraer (Empresa Brasileira de Aeronáutica S.A. - NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the United States. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the commercial aviation, executive aviation, and defense segments. The Company also provides after sales support and services to customers worldwide. On September 30, 2010, Embraer had a workforce of 17,009 employees – not counting the employees of its partly owned subsidiaries – and its firm order backlog totaled US$ 15.3 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2010

Embraer-Empresa Brasileira de Aeronáutica S.A.

By:	/s/ Luiz Carlos Siqueira Aguiar
Name: Luiz Carlos Siqueira Aguiar
Title: Chief Financial Officer